FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on January 13,2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)



Date January 13, 2005                By /s/ Christopher Thomas
     -----------------                  -------------------------------
                                            Christopher Thomas
                                            Chief Financial Officer

              DRYSHIPS INC. files Initial Public Offering of shares

January 13, 2005 ATHENS, Greece, - DryShips Inc. today announced that it has filed a Registration Statement with the US Securities and Exchange Commission in connection with its proposed initial public offering of 7,100,000 shares of common stock, par value $0.01 per share. The offering price is expected to be between $16 and $18 per share. Sales to the public are expected to commence in January 2005.

The offering will be led by Cantor Fitzgerald & Co., Hibernia Southcoast Capital, Oppenheimer & Co., Dahlman Rose & Company and HARRISdirect.


A registration statement relating to these securities has been filed with the US Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


When available, a copy of the prospectus pertaining to the offering may be obtained from Cantor Fitzgerald & Co., 135 East 57th Street, New York, New York or by calling its syndicate department at (212) 829-4803.


About DryShips Inc.


DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of six drybulk carriers and has entered into agreements to purchase an additional 11 vessels.


Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr


Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com



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